La-Z-Boy Chair Company
      Matched Retirement Savings Plan
      Financial Statements and
      Supplemental Information
      December 31, 2000 and 1999

La-Z-Boy Chair Company
Matched Retirement Savings Plan

Index to Financial Statements and Supplemental Information
-------------------------------------------------------------------------------


                                                                         Page(s)
Financial Statements:

Report of Independent Accountants                                              1

Statement of Net Assets Available for Benefits at
December 31, 2000 and 1999                                                     2

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2000                                           3

Notes to Financial Statements                                               4-10

Supplemental Information:*

Schedule of Assets (Held at End of Year)                              Schedule I


* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.



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                        Report of Independent Accountants

To the Participants and Administrator of La-Z-Boy Chair Company
Matched Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of La-Z-Boy Chair Company Matched Retirement Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/PricewaterhouseCoopers LLP

Toledo, Ohio
June 29, 2001

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La-Z-Boy Chair Company                                                        2
Matched Retirement Savings Plan

Statement of Net Assets Available for Benefits
-------------------------------------------------------------------------------


                                                         December 31,
                                                   2000                1999

Assets:
Investments                               $     82,584,275     $    80,617,879

Receivables:
   Interest/dividends receivable                     2,501               2,093
   Participant loans receivable                  9,252,931           8,203,833
                                          ----------------     ---------------

Net assets available for benefits         $     91,839,707     $    88,823,805
                                          ================     ===============


   The accompanying notes are an integral part of these financial statements.



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La-Z-Boy Chair Company                                                        3
Matched Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
-------------------------------------------------------------------------------


                                                                      Year Ended
                                                                    December 31,
                                                                            2000

Additions:
   Additions to net assets attributed to:
      Interest and dividend income                           $        3,157,570
                                                              -----------------


      Contributions:
        Employer                                                     10,753,428
        Rollovers                                                       422,790
                                                             ------------------


        Total additions                                              14,333,788
                                                             ------------------

Deductions:
   Deductions from net assets attributed to:
      Net depreciation in fair value of investments                   5,516,496
      Benefits paid to participants                                   5,663,819
      Administrative expenses                                           137,571
                                                             ------------------

        Total deductions                                             11,317,886
                                                             ------------------

        Net increase                                                  3,015,902

Net assets available for benefits:
   Beginning of year                                                 88,823,805
                                                             ------------------

   End of year                                             $         91,839,707
                                                             ==================


The accompanying notes are an integral part of these financial statements.


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La-Z-Boy Chair Company                                                        4
Matched Retirement Savings Plan

Notes to Financial Statements
-------------------------------------------------------------------------------

1.     Description of the Plan

       The following description of the La-Z-Boy Chair Company Matched Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General
       La-Z-Boy Incorporated (the Company) sponsors the Plan, which is a defined contribution plan covering eligible participants. The Plan is administered by a Central Board of Administration (the Board) appointed by the Board of Directors of the Company. The Company has appointed Key Trust Company of Ohio, N.A. (Trustee), as the Plan's trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Participation
       Employees who have completed 1,000 hours of service in a six month period and have attained age twenty-one are eligible to become participants as of January 1 or July 1 following their qualification, with the exception of employees of the Company's ineligible subsidiaries.

       Vesting
       Participants are always fully vested in their own deferral accounts and become fully vested in the Company's matching contribution accounts after five years of service.

       Contributions
       Contributions to the Plan consist of the following:

       a. authorized participant compensation deferral contributions in an amount up to fifteen percent of eligible compensation for participants who do not actively participate in the La-Z-Boy Chair Company Profit Sharing Plan (Profit Sharing Plan), another Company sponsored benefit plan, or up to seven percent for those participants who do participate in the Profit Sharing Plan;

       b. an employer matching contribution equal to fifty percent of each participant's compensation deferral contribution, up to a maximum of two percent of the participant's eligible compensation during the plan year;

       c. Plan participants who do not participate in the Profit Sharing Plan and do not meet the requirements of Rule of 75, as defined below, are entitled to an additional employer matching contribution equal to twenty-five percent of the participant's compensation deferral contribution for the plan year which exceeds two percent, but does not exceed four percent, of the participant's eligible compensation for such plan year;



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                                                                               5

1.     Description of the Plan (continued)

       Contributions (continued)
       d. employees who do not participate in the Profit Sharing Plan, whose sum of age and years of service is greater than or equal to seventy-five, receive an additional amount of employer match from the Company (Rule of 75);

       e.     any forfeiture restoration amount; and

       f. amounts that participants have the ability, under certain circumstances, to contribute that have been received as distributions from pension benefit plans or "rollovers" from selected individual retirement arrangements.

       However, total individual participant contributions shall not exceed the lesser of:

       a. fifteen percent of the eligible compensation of the participant during the plan year; or

       b.     the aggregate individual participant limitations set forth under
              Section 415 of the Internal Revenue Code (IRC).

       Effective July 1, 2000, employees of Sam Moore Furniture Industries, Inc., a subsidiary of the Company, became eligible to participate in the Plan, subject to the Plan's participation provisions. Eligible employees may make authorized participant compensation deferral contributions of up to fifteen percent of eligible compensation, however such employees are not subject to the Plan's provisions for matching contributions from the Company.

       Included in employer contributions for 2000 and 1999 are participant compensation deferrals of $8,429,143 and $8,241,060, respectively. In addition, the Company's matching contributions for 2000 and 1999 were $2,324,285 and $2,417,737 in La-Z-Boy Incorporated common stock, respectively.

       The forfeited, nonvested portion of a terminated participant's account may be used to reduce the Company's matching contribution. During 2000 and 1999, $81,866 and $63,011, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested. During 2000 and 1999, forfeited nonvested balances in the amounts of $236,886 and $0, respectively, were used to offset the Company's matching contributions.



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                                                                               6

1.     Description of the Plan (continued)

       Plan Benefits
       Participants having five years of service under the Plan are entitled to the full value of their accounts beginning at normal retirement age (sixty-five). Participants with at least ten years of participation are eligible for early retirement at age fifty-five. The value of a retiree's account will normally be paid within sixty days after the end of the month in which he or she retires.

       If a participant's total vested account balance is below $5,000, the benefit payment will be made in the form of a lump sum cash payment. If the total vested account balance exceeds $5,000, the participant may elect to receive the portion of their account which is invested in the La-Z-Boy Incorporated Company Stock Fund (Company Stock Fund) in cash or in La-Z-Boy Incorporated common stock. The remainder of the account balance is paid in the form of a lump sum cash payment.

       Death Benefits
       Upon the death of a participant, the value of his or her account becomes fully vested. As soon as administratively feasible thereafter, the value of the participant's account will be paid to any beneficiary designated by the participant or as stipulated in the Plan.

       Disability Benefits
       Participants who become totally and permanently disabled are eligible for disability retirement benefits. The participant shall have the value of his or her account fully vested and payable in the same manner as normal retirement benefits.

       Hardship or Financial Need
       Upon application by the participant, the Board may direct distribution of such participant's funds to alleviate extreme hardship. In no event shall the amount exceed eighty percent of the participant's total compensation deferral contribution balance. The distribution shall be subject to personal income and excise taxes.

       A participant may also apply to borrow an amount not less than $1,000 or greater than the lesser of $50,000 or fifty percent of the participant's vested account balance in the Plan. Interest rates on loans granted are determined by the Board.


2.     Summary of Significant Accounting Policies

       Basis of Accounting
       The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.



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                                                                               7

2.     Summary of Significant Accounting Policies (continued)

       Use of Estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

       Expenses of the Plan
       Investment advisory and management fees are paid by the Plan. All other Plan expenses and professional fees are paid by the Company.

       Investments
       Investments in securities traded on a national securities exchange are valued based on published quotations on the last business day of the plan year. Securities not so traded are valued at the latest available and appropriate bid price on that date. Mutual fund investments are valued based on the market value of the underlying investments as of the last business day of the plan year. Participant loans receivable are valued at cost which approximates fair value.

       Net Appreciation and Depreciation of Investments
       Realized gains and losses are calculated by subtracting the proceeds from the sale of investments during the plan year from the fair value of the investments at the beginning of the plan year, or at the time of purchase if acquired during the plan year. Unrealized appreciation and depreciation of investments is calculated by taking the fair value of the investments at the end of the plan year less the fair value of the investments at the beginning of the plan year, or at the time of purchase if acquired during the plan year.

       Allocation of Assets
       Participant compensation deferral contributions are allocated to individual participant accounts each pay period. Company matching contributions are allocated to individual participant accounts monthly. Changes in the fair market value of investments and gains and losses on the disposition of investments, and investment income are allocated to individual participant accounts on a daily basis in proportion to their account balance.




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                                                                               8

3.     Investment Options

       The Plan provides participants with seven investment options as follows:

       Bond Fund - funds are invested in shares of a registered investment company (mutual fund) that invests in U.S. Treasury bonds and securities of various U.S. government agencies.

       Balanced Fund - funds are invested in shares of a registered investment company that invests in corporate stocks and bonds and various U.S. government agencies.

       Company Stock Fund - funds are invested in the Company's common stock.

       Equity Fund - funds are invested in shares of a registered investment company that invests mainly in common stocks that are expected to reflect the Standard and Poor's 500 Composite Index performance.

       Growth Fund - funds are invested in shares of a registered investment company that invests mainly in common stocks that are believed by the fund manager to have potential for future returns greater than the Standard and Poor's 500 Composite Index performance.

       Global Equity Fund - funds are invested in shares of a registered investment company that invests in common stocks of companies of any size throughout the world.

       Fixed Income Fund - funds are invested in shares of a registered investment company that invests in money market accounts, short-term certificates of deposit, U.S. government bonds and corporate notes.

       Allocations to the funds are made in five percent increments. Participants may change the allocation of contributions among the investment options and transfer amounts between investment options on a daily basis. The Company's matching contribution is invested in the Company's common stock.




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                                                                               9

4.     Investments

       The following presents investments that represent five percent or more of the Plan's net assets:

                                                             December 31,
                                                        2000             1999

       La-Z-Boy Incorporated common stock, 2,096,212
        and 1,961,151 shares, respectively          $ 32,904,806*  $ 33,196,327*
       Victory Stock Index Fund, 633,626 and 612,755
        shares, respectively                          13,546,931     14,969,616
       Victory Balanced Fund, 817,741 and 749,367
        shares, respectively                          11,064,040     10,588,558
       EB Reserve Fund, 64,383 and 62,214 shares,
        respectively                                  11,243,481     10,103,283
       Franklin Small Cap Growth Fund, 247,409 and
        216,270 shares, respectively                   9,730,585      9,543,985
       Participant loans                               9,252,931      8,203,833

       * Nonparticipant directed

       During 2000, the Plan's investments (including net appreciation and depreciation on investments bought and sold, as well as held during the year) depreciated by $5,516,496 as follows:

          Mutual funds                           $      3,512,570
          Company's common stock                        2,003,926
                                                 ----------------

                                                 $      5,516,496
                                                 ================



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                                                                              10

5.     Nonparticipant-Directed Investments

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:
                                                          December 31,
                                                    2000                1999
       Net assets:
           Common stock                     $     32,904,806    $    33,196,327
                                            ================    ===============

                                                               December 31,
                                                                            2000
       Changes in net assets:
           Contributions                                  $      4,580,395
           Dividends                                               599,375
           Net depreciation                                     (2,003,926)
       Benefits paid to participants                            (1,758,083)
       Transfers to participant-directed investments            (1,602,174)
       Administrative expenses                                    (107,108)
                                                          ----------------

                                                          $       (291,521)
                                                          ================


6.     Party-in-interest

       Investments in the Company Stock Fund consist of 2,096,212 and 1,961,151 shares of La-Z-Boy Incorporated common stock at December 31, 2000 and 1999, respectively. Shares for this fund are purchased on the open market by the Trustee or are issued by the Company at fair market value. At December 31, 2000 and 1999, the Plan held certain investments in mutual funds managed by the Trustee. Purchases and sales of these mutual funds are open market transactions at fair value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from prohibition of party-in-interest transactions under the IRS Code and ERISA.


7.     Tax Status of the Plan

       The Internal Revenue Service has determined and informed the Company by a letter dated July 6, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.


8.     Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all amounts previously allocated to the participants shall be fully vested subject only to any charge or lien, which may then or thereafter exist and be due to the Trustee.




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



La-Z-Boy Chair Company                                                                             Schedule I
Matched Retirement Savings Plan

Schedule of Assets (Held at End of Year)
--------------------------------------------------------------------------------------------------------------
   Identity of                                                                                     Current
Issuer or Borrower           Description of Investment                           Cost               Value

* La-Z-Boy Incorporated      La-Z-Boy Incorporated Common Stock
                             Fund                                            $ 23,770,654        $ 32,904,806
* Key Trust Company of
    Ohio, N.A.               Victory Stock Index Fund                                              13,546,931
* Key Trust Company of
    Ohio, N.A.               Victory Balanced Fund                                                 11,064,040
* Key Trust Company of
    Ohio, N.A.               EB Reserve Fund                                                       11,243,481
* Key Trust Company of
    Ohio, N.A.               Franklin Small Cap Growth Fund                                         9,730,585
* Key Trust Company of
    Ohio, N.A.               Victory Financial Reserve Fund                                         1,594,639
* Key Trust Company of
    Ohio, N.A.               Janus Worldwide Fund                                                   2,064,491
* Key Trust Company of
    Ohio, N.A.               EB Money Market Fund                                                     435,302
* Participant Loans          Interest rates ranging
                             from  7.00 % through  10.00 %
                             Maturity dates ranging
                             from  2001  through  2014                                              9,252,931
                                                                                                -------------

                                                                                                $  91,837,206
                                                                                                =============



* Key Trust Company of Ohio, N.A., La-Z-Boy Incorporated and participants are known parties-in-interest of the Plan.

This schedule was prepared from data certified by the Trustee of the Plan.

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                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-03097) of La-Z-Boy Incorporated of our report dated June 29, 2001 relating to the financial statements of the La-Z-Boy Chair Company Matched Retirement Saving Plan, which appears in this Form 11-K.


/s/PricewaterhouseCoopers LLP

Toledo, Ohio
June 29, 2001